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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 24, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ameritrade Holding Corporation

Full Name of Registrant

Former Name if Applicable

4211 South 102nd Street

Address of Principal Executive Office (Street and Number)

Omaha, NE 68127

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 9, 2004, one day after the prescribed time period, the Registrant filed its Form 10-K for the fiscal year ended September 24, 2004. Note 10 to the Consolidated Financial Statements of Registrant and its Subsidiaries contained in the Form 10-K describes a matter pertaining to the calculation of regulatory net capital of the Registrant’s broker-dealer subsidiary Ameritrade, Inc. Because of the timing of discussions with the staff of NASD regarding this matter, additional time was necessary to evaluate this matter. Accordingly, the Registrant was not able to file the Form 10-K within the prescribed time period.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John R. MacDonald	402	597-7781

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 On December 9, 2004, the Registrant filed its Form 10-K for the fiscal year ended September 24, 2004. On October 19, 2004, the Registrant released its financial results for its fourth fiscal quarter and fiscal year ended September 24, 2004. A copy of the news release was furnished as Exhibit 99.1 to the Current Report on Form 8-K on October 19, 2004. The statement of operations for the fiscal year ended September 24, 2004 included in the Form 10-K has not changed from the results of operations for such fiscal year as set forth in the October 19, 2004 news release.

Ameritrade Holding Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2004

By:	/s/ John R. MacDonald John R. MacDonald Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)